April 24, 2019

Saiid Zarrabian
President and Chief Executive Officer
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, BC, Canada V5Z 1K5

       Re: DelMar Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed April 18, 2019
           File No. 333-230929

Dear Mr. Zarrabian:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on April 18, 2019

Cover page

1. We note your disclosure that the rights offering will expire on or about a certain date, and that you may extend the rights offering for additional periods in your sole discretion.
       Please revise your disclosure to provide an expiration date for the rights offering that is not indefinite. Refer to Item 501(b)(8)(iii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Saiid Zarrabian
DelMar Pharmaceuticals, Inc.
April 24, 2019
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262
with any questions.



                                                           Sincerely,
FirstName LastNameSaiid Zarrabian
                                                           Division of
Corporation Finance
Comapany NameDelMar Pharmaceuticals, Inc.
                                                           Office of Healthcare
& Insurance
April 24, 2019 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName